Reinhold Industries Announces Results of Tender Offer;

Purchaser Acquires Approximately 72% and Will Provide Subsequent Offering Period

SANTA FE SPRINGS, CA, Monday, December 11, 2006 - Reinhold Industries, Inc. (NASDAQ:RNHDA) and Reinhold Acquisition Corp. today announced the results of Reinhold Acquisition Corp.’s tender offer for all outstanding shares of common stock of Reinhold Industries.  Reinhold Acquisition Corp., an affiliate of The Jordan Company, L.P., a leading private equity investor, also announced that it will provide a subsequent offering period commencing at 9:00 a.m. EST today.

The initial offering period expired at 12:00 midnight New York City time, on December 8, 2006. Based on preliminary information from the depositary for the tender offer, as of the close of business on December 8, 2006, 2,381,567 shares of RNHDA common stock had been validly tendered into the offer, which, represents approximately 72% of Reinhold’s outstanding common stock, thereby satisfying the tender offer condition that at least 51% of the total voting power of the outstanding securities of Reinhold Industries be tendered.  Reinhold Acquisition Corp. has accepted for payment all shares validly tendered and not withdrawn.  Reinhold Industries stockholders who validly tendered prior to the expiration of the offer and whose shares were not properly withdrawn will promptly receive the offer price of $12.50 per share in cash, less any required withholding of taxes and without the payment of interest.

Reinhold Acquisition Corp. also announced that it will provide a subsequent offering period  pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, which will commence at 9:00 a.m. EST today and expire at 12:00 midnight EST on the earlier of (1) the date as of which  shares of Reinhold Industries' common stock validly tendered and not withdrawn, together with all shares of Reinhold common stock then owned by Reinhold Acquisition Corp, represent at least 90% of Reinhold Industries' outstanding common stock and (2) Tuesday, January 9, 2006.  Reinhold Industries stockholders who have not yet tendered their shares may do so at any time prior to the expiration of the subsequent offering period.  All shares properly tendered during the subsequent offering period will be accepted, and tendering stockholders will be paid $12.50 per share in cash promptly following acceptance, less any required withholding of taxes and without the payment of interest.  No shares tendered in the subsequent offering period may be withdrawn after tender.

The purpose of the subsequent offering period is to enable holders of common shares of Reinhold who did not tender during the original offering period to participate in the offer and to receive the offer price on an expedited basis.  Pursuant to the Agreement and Plan of Merger entered into on November 2, 2006 by and among Reinhold Industries, Inc., Reinhold Acquisition Corp. and Reinhold Holdings Inc., Reinhold Acquisition Corp. will acquire the balance of the shares not tendered during the original offering period and the subsequent offering period through a cash merger of Reinhold Acquisition Corp with and into Reinhold Industries, Inc.  In the merger, holders of any remaining outstanding common shares of the Company will receive cash in the amount of $12.50 per share, less any required withholding of taxes and without the payment of interest.

Upon its purchase of the shares already tendered and not withdrawn during the initial offer period, Reinhold Acquisition Corp. will hold the common shares of Reinhold Industries, Inc. sufficient to enable it, under the certificate of incorporation of Reinhold Industries and applicable Delaware law, to approve the merger.  However, if Reinhold Acquisition Corp. can acquire, during the subsequent offering period, shares that, in addition to those already tendered, constitute at least 90% of the outstanding common shares of Reinhold Industries, it will be able, under applicable Delaware law, to consummate the merger without the need for a meeting of the stockholders of Reinhold.  In such event, the merger could take place promptly following the expiration of the subsequent offering period.  If Reinhold Acquisition Corp. is unable to acquire at least 90% of the outstanding common shares, it will be necessary for Reinhold Industries to schedule a meeting of its stockholders to approve the merger and for such purpose to circulate an information statement to its stockholders.  In this case, although a favorable outcome of the stockholder meeting is assured, the completion of the second step merger likely would not occur, and Reinhold Industries’ remaining shareholders would not be entitled to receive the merger consideration, until approximately 45 to 60 days after the expiration of the subsequent offering period.  In either event, holders of common shares of Reinhold Industries who did not tender will receive in the merger the same $12.50 per share payable to holders who tender during the subsequent offering period, less any required withholding of taxes and without the payment of interest.

Reinhold shareholders who wish to accept the offer during the subsequent offering period may do so by properly completing and executing the Letter of Transmittal that accompanied the Offer to Purchase and depositing the same, together with certificates representing their shares, with the Depositary in accordance with the instructions in the Letter of Transmittal and the Offer to Purchase.  Reinhold shareholders may also accept the offer during the subsequent offering period by following the procedures for book-entry transfer or for guaranteed delivery described in Section 3 of the Offer to Purchase, under "Procedures for Accepting the Offer and Tendering Shares."

About Reinhold Industries, Inc.

Reinhold Industries, Inc. is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications in the United States and Europe.

About The Jordan Company, L.P.

The Jordan Company, L.P. is a New York-based investment firm with approximately $2.5 billion of capital under management that has been sponsoring and investing in middle market leveraged buyout transactions for more than 20 years. Jordan currently has a portfolio of investments in over 15 businesses representing more than $4.0 billion in annual revenue. The acquisition of Reinhold Industries will be funded by capital provided by The Resolute Fund, L.P., a $1.5 billion private equity fund managed by Jordan.